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Direct Dial: 216.348.5411

E-mail: mmeaney@mcdonaldhopkins.com

August 29, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:

Ancora Trust; File Nos. 333-108196 and 811-21418

Dear Ms. Williams:

Thank you for your telephone comments on the Trust’s Post-Effective Amendment No. 6 to its Form N-1A Registration Statement.  This letter will respond to your comments.  We are filing an amended Prospectus under Rule 497 to incorporate the changes outlined below.

1.

You commented that in the Fee Table, the captions for “Shareholder Fees (fees paid directly from your investment)” and “Annual Fund Operating Expenses (expenses that are deducted from Fund assets)” were missing.  These captions have been added.

2.

In the Financial Highlights section, we have added a column showing data for the 6-month period ended June 30, 2008.

3.

We have disclosed that the Audit Committee met twice in 2007.

4.

With regard to the “Distribution Plan” section of the SAI, you commented that we should give a dollar breakdown for payments under the Plan.  We have amended the disclosure to indicate that all amounts under the Plan are paid to securities dealers.

5.

In the section entitled “Portfolio Holdings Disclosure Policy,” you commented that we should provide more specific disclosure regarding “ongoing arrangements.”  We have amended this section to do so.

6.

Under “Brokerage Allocation,” you asked that we confirm that the Funds have in place policies and procedures pursuant to Rule 12b-1(h)(2).  The Funds do not direct portfolio securities transactions to brokers or dealers that promote or sell shares of the Funds.

The Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing received by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

/s/ Michael J. Meaney

Michael J. Meaney

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